May 27, 2025

David Kim
Chief Executive Officer
GEN Restaurant Group, Inc.
11480 South Street
Suite 20
Cerritos, CA 90703

       Re: GEN Restaurant Group, Inc.
           Registration Statement on Form S-3
           Filed May 20, 2025
           File No. 333-287422
Dear David Kim:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ben A. Stacke